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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46866

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/09___ AND ENDING ___12/31/09___
      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Global Financial Services, L.L.C.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Post Oak Blvd., Suite 2100
                    (No. and Street)

Houston	Texas	77056-3019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Roberts   (713) 968-0400
                                       (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
                    (Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	110 75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith Roberts _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Financial Services, L.L.C. _____ , as of December 31 _____ , 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                                   Signature

_____
                                                CFO
                                                Title

_____
                Notary Public

Erica Yasmin Abarca
Notary Public,
State of Texas
Comm. Exp. 08-08-13

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GLOBAL FINANCIAL SERVICES, L.L.C.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2009

GLOBAL FINANCIAL SERVICES, L.L.C.

CONTENTS



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Independent Auditor's Report

Board of Directors
Global Financial Services, L.L.C.

We have audited the accompanying statement of financial condition of Global Financial Services, L.L.C. as of December 31, 2009, and the related statements of income, changes in members' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Financial Services, L.L.C., as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 8 to the financial statements, the Company, for its 2009 annual reporting period, adopted the provisions of Financial Accounting Standards Board *Accounting Standards Codification* 740-10-25, which prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns.

CF & Co., L.L.P.

Dallas, Texas
February 25, 2010

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

GLOBAL FINANCIAL SERVICES, L.L.C.
Statement of Financial Condition
December 31, 2009

ASSETS

Cash and cash equivalents	$	301,590
Receivable from clearing organization		2,036,731
Deposit with clearing organization		1,000,890
Other receivables		361
Furniture, equipment, and leasehold improvements, net		513,942
Other assets		16,056
	$	3,869,570

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Commissions payable	$	1,080,309
Accounts payable and accrued expenses		539,186
State income taxes payable		270,352
Deferred rent		155,612
Total liabilities		2,045,459
Members' equity		1,824,111
	$	3,869,570

The accompanying notes are an integral part of these financial statements.

GLOBAL FINANCIAL SERVICES, L.L.C.
Statement of Income
For the Year Ended December 31, 2009

Revenues	
Commissions	$ 3,766,636
Firm trading profit	19,699,914
Interest and other	1,616,396
	25,082,946
Expenses	
Guaranteed payments to members	5,330,728
Employee compensation and benefits	6,269,303
Floor brokerage and clearance	1,150,976
Referral fees	3,895,025
Communications	390,349
Occupancy and equipment costs	618,313
Promotional costs	139,240
Interest expense	2,110
Regulatory fees and expenses	62,031
Other	1,422,223
	19,280,298
Net income before income taxes	5,802,648
Provision (benefit) state income taxes	(139,908)
Net Income	$ 5,942,556

The accompanying notes are an integral part of these financial statements.

GLOBAL FINANCIAL SERVICES, L.L.C.
Statement of Changes in Members' Equity
For the Year Ended December 31, 2009

Balance, December 31, 2008	$ 1,693,149
Cumulative effect of adopting ASC 740-10-25	(324,772)
Net income	5,942,556
Distributions to members	(5,486,822)
Balance, December 31, 2009	$ 1,824,111

The accompanying notes are an integral part of these financial statements.

GLOBAL FINANCIAL SERVICES, L.L.C.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2009

Balance, December 31, 2008	$	--
Additions		--
Retirements		--
Balance, December 31, 2009	$	--

The accompanying notes are an integral part of these financial statements.

GLOBAL FINANCIAL SERVICES, L.L.C.
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities

Net income	$ 5,942,556
Adjustments to reconcile net income to net	
cash provided (used) by operating activities:	
Depreciation and amortization	159,245
Adjustment for adoption of ASC 740-10-25	(324,772)
Changes in operating assets and liabilities:	
Increase in deposit with clearing organization	(995,742)
Decrease in securities owned, at market value	999,999
Increase in receivable from clearing organization	(72,124)
Decrease in other receivables	8,856
Decrease in other assets	9,007
Decrease in commissions payable	(610,216)
Increase in accounts payable and accrued expenses	481,914
Increase in state income taxes payable	184,864
Decrease in deferred rent	(25,716)
Net cash provided by operating activities	5,757,871

Cash flows from investing activities

Purchase of furniture and equipment	(88,269)
Net cash used by investing activities	(88,269)

Cash flows from financing activities

Distributions to members	(5,486,822)
Net cash used by financing activities	(5,486,822)

Net increase in cash and cash equivalents	182,780
Beginning cash and cash equivalents	118,810
Ending cash and cash equivalents	$ 301,590

Supplemental Disclosures

Cash paid for:	
Interest	$ 2,110
Income taxes	$ 1,668

The accompanying notes are an integral part of these financial statements.

GLOBAL FINANCIAL SERVICES, L.L.C.
Notes to Financial Statements
December 31, 2009

Note 1 -   Summary of Significant Accounting Policies

Global Financial Services, L.L.C. (the "Company") is organized as a limited liability company. The duration of the Company is through 2093, unless terminated earlier. Each member's liability is limited to his capital account balance. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission under (SEC) Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is also registered with the National Futures Association.

FASB Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 168, *The FASB Accounting Standards* Codification *and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162* ("SFAS 168") (FASB ASC 105-10). SFAS 168 replaces all previously issued accounting standards and establishes the *FASB Accounting Standards Codification* ("FASB ASC") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). SFAS 168 is effective for all interim and annual periods ending after September 15, 2009. The FASB ASC is not intended to change existing U.S. GAAP. The adoption of this pronouncement only resulted in changes to the Company's financial statement disclosure references. As such, the adoption of this pronouncement had no effect on the Company's financial position, results of operations, or cash flows.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid financial instruments with original maturities of ninety days or less and not pledged or otherwise restricted as cash equivalents.

Note 1 -   Summary of Significant Accounting Policies, continued

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are carried at fair value as determined by market quotations. There were no securities held or securities sold, not yet purchased at December 31, 2009.

In accordance with FASB ASC 820, the Company categorizes its marketable securities recorded at fair value into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. The Company held no securities at December 31, 2009.

Office Equipment

Office equipment is stated at cost and includes furniture and fixtures, computer and office equipment and leasehold improvements, less accumulated depreciation and amortization. Depreciation of office equipment is provided using the straight-line method based on estimated useful lives. Leasehold improvements are amortized on a straight-line basis over the life of the lease.

Revenue Recognition

Securities transactions and all related revenue and expense are recorded on a trade date basis.

Income Taxes

The Company is treated and taxed as a partnership for federal income tax purposes. Accordingly, any federal tax liability is the responsibility of the individual members. The financial statements reflect a liability and provision for state income taxes for the Texas Franchise (margin) tax which is an obligation of the Company.

GLOBAL FINANCIAL SERVICES, L.L.C.
Notes to Financial Statements
December 31, 2009

Note 1 -   Summary of Significant Accounting Policies, continued

Income Taxes, continued

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold that a tax position must meet to be recognized in the financial statements. FIN 48 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 has been incorporated into FASB ASC 740-10-25. The Company adopted FASB ASC 740-10-25 for its annual financial statement reporting as of and for the year ended December 31, 2009.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Note 2 -   Deposit With and Receivable From Clearing Organization

The Company is required to maintain a deposit with their clearing broker-dealer which is reflected in the statement of financial condition as deposit with clearing organization, and securities owned at, market value. Receivable from clearing organization is comprised of commissions of $189,875, other clearing receivables of $41,181, and demand balances in various accounts aggregating $1,805,675. Commissions receivable and other clearing receivables represent settlements from the month of December 2009. Such amounts are normally collected within ten days after month end.

Note 3 - Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements at December 31, 2009 consist of the following:

	Cost	Depreciable Life
Furniture and fixtures	$ 290,979	5 years
Computer equipment	438,725	3-5 years
Leasehold improvements	736,091	7 years
Office equipment	43,839	5 years
	1,509,634	
Less accumulated depreciation and amortization	(995,692)	
	$ 513,942	

Depreciation and amortization expense aggregated $159,245 in 2009.

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2009, the Company had net capital of approximately $1,273,061 and net capital requirements of $136,005. The Company's ratio of aggregate indebtedness to net capital was 1.60 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company periodically makes distributions of capital to its members at amounts that are determined not to have a detrimental effect on the net capital position at the time of withdrawal.

Note 5 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 6 -   Lease and Contractual Obligations

The Company leases office facilities under a noncancelable operating lease expiring July 2013. The office facilities agreement requires the Company to pay its pro rata share of certain operating expenses in excess of a specified amount. Future minimum commitments are as follows:

Year Ending December 31,	
2010	$ 238,883
2011	242,981
2012	248,718
2013	144,266
	$ 874,848

Rent expense relating to office facilities was approximately $258,025 for the year ended December 31, 2009

The Company is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified, of any potentially material indemnification loss at December 31, 2009.

Note 7 -   Employee Benefits

The Company has a 401(k) retirement plan covering all employees. The plan allows employee contributions of zero up to the maximum allowed by law which was generally $16,500 for 2009. The Company makes discretionary contributions to the Plan which vest immediately. The Company's contributions to the Plan for the year ended December 31, 2009 were $37,131.

Note 8 -   State Income Taxes

As discussed in Note 1, the Company, for its 2009 annual reporting period, adopted ASC 740-10-25 which prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The cumulative effect of adopting the guidance was a charge to members' equity of $324,772 related to unrecognized state income tax benefits, including interest and penalties of $78,516.

Note 8 -   State Income Taxes, continued

The provision (benefit) for state income taxes consist of the following for the year ended December 31, 2009:

Current state income taxes	$ 27,108
Change in unrecognized income tax benefits, including penalties and interest of $12,010	(167,016)
	$ (139,908)

State income tax liabilities consist of the following at December 31, 2009:

State income taxes	$ 226,196
Penalties and interest	44,156
	$ 270,352

Texas state tax returns are generally subject to examination over the statutes of limitations, generally four years from the date of filing.

Note 9 -   Concentrations and Financial Instruments with Off Balance Sheet Risk

The Company's customer base consists of individuals and entities located outside of the United States. Deposits with and receivables from clearing organization are with the Company's clearing broker-dealer which is located in New York, New York.

Cash at one bank may have exceeded federally insured limits at various times throughout the year ended December 31, 2009.

Note 10 -   Membership Interests

The Company has 2,000 membership interests authorized, issued and outstanding.

Note 11 -   Contingencies

The administrator of an estate initiated an arbitration against the company seeking damages for alleged wrongdoing against such estate. The arbitration hearing began February 22, 2010. Legal counsel is not able to express an opinion as to the

Note 11 -   Contingencies, continued

likelihood of an unfavorable outcome or any estimate of the amount or range of potential loss.

The Company, members of management and a former Registered Representative have been sued by two former clients who are alleging certain claims. One action seeks actual and punitive damages in excess of $750,000. An arbitration hearing for this matter is set for April 20, 2010. The other action seeks compensatory and punitive damages in excess of $5,000,000. An arbitration hearing for this matter has been set for September 2010. The Company is vigorously contesting these matters. Management, after consultation with legal counsel, is not able at this time to assess the Company's exposure, if any, on the claims asserted. Consequently, no provision for loss has been made in these financial statements.

Note 12 -   Related Party Transactions

The Company is affiliated with an entity registered under the Investment Advisers Act of 1940 to conduct investment advisory services. The affiliate bears its direct costs, however, none of the Company's overhead expenses are charged to the affiliate. Amounts due from such affiliate are shown as other receivables in the accompanying statement of financial condition. Such amounts are non-interest bearing and are due on demand.

Note 13 -   Subsequent Events

For purposes of preparing the accompanying financial statements and the related notes, the Company evaluated events that have occurred after December 31, 2009, through February 25, 2010, the date the financial statements were available for issuance. During this period, the Company did not have any material subsequent events.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

December 31, 2009

Schedule I

GLOBAL FINANCIAL SERVICES, L.L.C.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2009

Computation of Net Capital

Total ownership equity qualified for net capital		$ 1,824,111
Deductions and/or charges		
Non-allowable assets:		
Receivable from clearing organization	$ 41,181	
Other receivables	361	
Furniture, equipment, and leasehold improvements, net	513,942	
Other assets	16,056	(571,540)
Net capital before haircuts on securities positions		1,252,571
Haircuts on securities positions		--
Net capital		$ 1,252,571

Aggregate Indebtedness

Items included in statement of financial condition	
Commissions payable	$ 1,080,309
Accounts payable and accrued expenses	539,186
State income taxes payable	270,352
Deferred rent	155,612
Total aggregate indebtedness	$ 2,045,459

GLOBAL FINANCIAL SERVICES, L.L.C.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2009

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 136,371
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 136,371
Net capital in excess of minimum required	$ 1,116,200
Excess net capital at 1000%	$ 1,048,026
Ratio: Aggregate indebtedness to net capital	1.63 to 1

Reconciliation with Company's Computation

The differences in the computation of net capital under Rule 15c3-1 from the Company's computation are:

Net capital per the Company's (unaudited) FOCUS IIA	$ 1,485,779
Increase in cash	184,759
Increase in state income taxes payable	(184,864)
Increase in accounts payable	(241,138)
Decrease in deferred rent	28,525
Net capital per report pursuant to Rule 17a-5(d)	$ 1,273,061

Schedule II

GLOBAL FINANCIAL SERVICES, L.L.C.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2009

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: JPMorgan Clearing Corp.

Independent Auditor's Report

On Internal Control

Required by SEC Rule 17a-5

For the Year Ended

December 31, 2009



C F & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Global Financial Services, L.L.C.

In planning and performing our audit of the financial statements and supplemental information of Global Financial Services, L.L.C. (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 25, 2010

Independent Auditor's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2009



CF & Co., L.L.P

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL
ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Members
Global Financial Services, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Global Financial Services, L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Global Financial Services, L.L.C.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Management is responsible for Global Financial Services, L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements records entries (cash disbursements journal) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 with the amounts reported in Form SIPC-7T for the year ended December 31, 2009;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 25, 2010

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046866   FINRA   DEC
GLOBAL FINANCIAL SERVICES LLC   15*15
1330 POST OAK BLVD STE 2100
HOUSTON TX 77056-3100

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Keith Roberts   713-968-0429

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 46,256.00

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (13,753.00)
      07/31/2009
           Date Paid

   C. Less prior overpayment applied   (...........)

   D. Assessment balance due or (overpayment)   32,503.00

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 32,503.00

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 32,503.00

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GLOBAL FINANCIAL SERVICES, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the **24** day of **February** , 20**10** .

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending **Dec 31** , 20**09**
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 20,091,623.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.   52,751.00

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

     Total additions   52,751.00

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   129,487.00

(2) Revenues from commodity transactions.   45,359.00

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   889,902.00

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   406,205.00

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,513.00

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 171,021.00

     Enter the greater of line (i) or (ii)   171,021.00

     Total deductions   1,641,974.00

2d. SIPC Net Operating Revenues $ 18,502,400.00

2e. General Assessment @ .0025 $ 46,256.00

(to page 1 but not less than $150 minimum)